UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

Dreyfus Strategic Municipals, Inc.
(Name of Subject Company (Issuer))

Dreyfus Strategic Municipals, Inc.
(Name of Filing Person (Offeror))

Auction Rate Preferred Stock, Series M, Series T, Series W, Series TH and Series F,
Par Value $0.001 Per Share
(Title of Class of Securities)

261932206
261932305
261932404
261932503
261932602
(CUSIP Number of Class of Securities)

Bennett A. MacDougall, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166
(212) 922-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$135,375,000(a)	$16,854.19(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 5,700 shares in the offer, based upon a price of 95% of the liquidation preference of $25,000 per share (or $23,750 per share).

(b)	Calculated as $124.50 per $1,000,000 of the Transaction Valuation.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid: $16,854.19	Filing Party: Dreyfus Strategic Municipals, Inc.

Form of Registration No.: Schedule TO	Date Filed: January 23, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

ITEMS 1 through 9 and ITEM 11.

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") initially filed by Dreyfus Strategic Municipals, Inc., a Maryland corporation (the "Fund"), relating to the Fund's offer to purchase for cash up to 100% of the Fund's outstanding shares of Auction Rate Preferred Stock, Series M, Series T, Series W, Series TH and Series F, par value $0.001 per share, at 95% of the liquidation preference of $25,000 per share (or $23,750 per share), plus any unpaid dividends accrued through the expiration date of the tender offer, upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase dated January 23, 2018 and in the related Letter of Transmittal which are filed as exhibits to the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(iv) and incorporated by reference is a copy of the press release issued by the Fund dated March 2, 2018, announcing the final results of the tender offer.

ITEM 10.

(a) The information set forth in the Offer to Purchase under Section 12 ("Certain Information Concerning the Funds and the Adviser - Selected Financial Information") is incorporated herein by reference.

(b) Not applicable.

ITEM 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated January 23, 2018.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Notice of Withdrawal.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated November 28, 2017.*
(a)(5)(ii)	Press Release dated January 23, 2018.*
(a)(5)(iii)	Press Release dated February 28, 2018.**
(a)(5)(iv)	Press Release dated March 2, 2018.
(b)	None.
(d)	None.
(e)	None.
(g)	None.
(h)	None.

* Previously filed with the Fund's Schedule TO, filed January 23, 2018, and incorporated herein by reference.

** Previously filed with the Fund's Amendment No. 1 to the Fund's Schedule TO, filed February 28, 2018, and incorporated herein by reference.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DREYFUS STRATEGIC MUNICIPALS, INC.

By:	/s/ Bradley Skapyak
	Name:	Bradley J. Skapyak
	Title:	President

Dated: March 2, 2018

EXHIBIT INDEX

Exhibit No.	Document
(a)(5)(iv)	Press Release dated March 2, 2018.